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                             BASS, BERRY & SIMS PLC
                                 AmSouth Center
                        315 Deaderick Street, Suite 2700
                         Nashville, Tennessee 37238-3001
                                 (615) 742-6200

RYAN D. THOMAS

PHONE:   (615) 742-7765
FAX:     (615) 742-2778
E-MAIL:  rthomas@bassberry.com

                                January 31, 2006

VIA EDGAR & OVERNIGHT COURIER

Mr. Jeffrey Riedler
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 6010
Washington, DC  20549-0303

            RE:         HEALTHSPRING, INC.
                        REGISTRATION STATEMENT ON FORM S-1, AMENDMENT NO. 4 FILED JANUARY 20, 2006
                        FILE NO. 333-128939

Dear Mr. Riedler:

            On behalf of HealthSpring, Inc. (the "Company"), and pursuant to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in your letter dated January 26, 2006 (the "Comment Letter"), I submit this letter containing the Company's responses to the Comment Letter. Amendment No. 5 to the Registration Statement was filed today with the Commission via EDGAR.

FORM S-1

Exhibit 5.1: Legal Opinion

   1. We note the legal opinion filed with amendment 3.

      o The last sentence of the second paragraph states, "We relied upon statements and representations of officers and other representatives of the Company and others as to factual matters." If you keep this sentence in the opinion, please revise it to identify the factual matters being referenced. We may have further comments.

      o We note from the first paragraph on page 2 that the opinion is limited to the General Corporation Law of the State of Delaware. Please confirm to us that the reference and limitation to "General Corporation Law of the State of Delaware" includes the statutory provisions and also all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws. See section VIII.A.14 of the Division of Corporation Finance's "Current Issues and Rulemaking Projects," available at www.sec.gov.

RESPONSE:  THE LEGAL OPINION HAS BEEN REVISED IN ACCORDANCE WITH THE STAFF'S
           COMMENT.

                             ----------------------


            Please do not hesitate to contact me at (615) 742-7765, Jim Jenkins at (615) 742-6236 or Howard Lamar at (615) 742-6209 if you have any questions or further comments.

                                   Sincerely,

                                   /s/ Ryan D. Thomas

                                   Ryan D. Thomas


cc   Greg Belliston, Securities and Exchange Commission
     Oscar Young, Securities and Exchange Commission
     Keira Ino, Securities and Exchange Commission
     Kevin M. McNamara, Executive Vice President and Chief Financial Officer, HealthSpring, Inc.
     J. Gentry Barden, Senior Vice President, Corporate General Counsel and Secretary, HealthSpring, Inc.
     Howard H. Lamar III Esq., Bass, Berry & Sims PLC
     J. James Jenkins, Jr., Esq., Bass, Berry & Sims PLC
     Richard B. Aftanas, Esq., Skadden, Arps, Slate, Meagher & Flom LLP